March 15, 2006 Confidential For Use of the Commission Only via EDGAR and Federal Express	Randall B. Schai Randall.schai@hellerehrman.com Direct (415) 772-6970 Main (415) 772-6000 Fax (415) 772-6268 37122-0003

Securities and Exchange Commission

Division of Corporation Finance/AD10

100 F Street, NE

Washington, DC 20549-6010

ATTENTION: Mr. Tim Buchmiller

RE:	Nextest Systems Corporation
Amendment No. 3 to Registration Statement on Form S-1
Amendment No. 4 to Registration Statement on Form S-1
File No. 333-130100

Dear Mr. Buchmiller:

On behalf of Nextest Systems Corporation (“Nextest”), this letter responds to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter dated March 10, 2006 in connection with the filing of the above-referenced registration statement (the “Registration Statement”). Nextest is concurrently filing Amendment No. 5 to the Registration Statement (the “Amendment”).

For your convenience, we are sending a copy of this letter and the Amendment in the traditional, non-EDGAR format, including a version of the Amendment that is marked to show changes from the Amendment no. 4, and will forward a courtesy package of these documents to our examiner: Tim Buchmiller.

The responses below correspond to the paragraph numbers of the Staff’s letter. The pages referenced below correspond to the page numbers in the hard copy of the Amendment submitted to the Staff.

Heller Ehrman White & McAuliffe LLP    333 Bush Street    San Francisco, CA 94104-2878    www.hewm.com

San Francisco    Silicon Valley    Los Angeles    San Diego    Seattle    Portland     Anchorage    New York    Washington, D.C.

Madison, WI    Hong Kong    Beijing    Singapore            Affiliated Offices:      Milan    Paris    Rome

Securities and Exchange Commission March 15, 2006 Page 2

Principal and Selling Stockholders, page 71

1. Please, tell us why the number of shares outstanding after your offering (16,887,678), does not reconcile with the number of shares of common stock that will be outstanding after your offering as indicated on page 4 (16,886,928).

In response to the Staff’s comment, the Company respectfully submits that the number of shares of common stock shown outstanding after the offering as indicated on page 4 (16,886,928) is based on 12,886,928 pro forma shares outstanding on December 31, 2005. In accordance with Regulation S-K, Rule 403, the number of shares of common stock outstanding after the offering shown on page 71 is based on the actual number of common stock outstanding (12,887,678) as of the most recent practicable date, which was February 6, 2006. The two numbers are slightly different because of the exercise of options to purchase 750 common shares that took place between December 31, 2005 and February 6, 2006.

2. Please identify the natural person(s) with voting or investment control over the shares held by the selling stockholders identified under “Other Selling Stockholders.” For example, if voting or investment control over the shares held by any of the named entities is maintained by that entity’s board of directors, general partners, or similar groups or entities, please include appropriate disclosure.

In response to the Staff’s comment, the Company provides additional disclosure on pages 72 and 73 of the Amendment.

3. We note your revisions to footnotes (3) and (4), however, we continue to await your response to comment 27 in our letter dated December 29, 2005 with respect to the other selling stockholders. If any of the other selling stockholders is a broker-dealer or an affiliate of a broker-dealer, please provide the disclosure requested by that comment; if none of the other selling stockholders is a broker-dealer or an affiliate of a broker-dealer, please indicate that in your response to us.

In response to the Staff’s comment, the Company confirms that other than as indicated in the Amendment, no other selling stockholder is a broker-dealer or an affiliate of a broker-dealer.

Please contact the undersigned at (415) 772-6970 if you have any questions regarding the Amendment or the responses to the Staff’s comment letter.

Very truly yours,

/s/ Randall B. Schai
Randall B. Schai